Exhibit 99.3

CONSENT OF PROSPECTIVE DIRECTOR

Sunrise Communications AG, a Swiss stock corporation (Aktiengesellschaft) (the “Company”) is filing a Registration Statement on Form F-4 (as amended, the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a person anticipated to become a member of the board of directors of the Company following the completion of the spin-off of the Company from Liberty Global Ltd. as described in the Registration Statement, in the proxy statement/ prospectus contained therein, and in any amendments or supplements thereto (including post-effective amendments). I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments and supplements thereto.

Dated: August 26, 2024

/s/ Adam Bird
Name: Adam Bird